Filed by AT&T Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: AT&T Corp.
Commission File No. 1-1105

April 30, 2001

AT&T Wireless

Safe Harbor

This is a registered Exchange offering in accordance with the SEC for which AT&T has filed a registration statement (S-4).

The following may contain "forward-looking statements" which are based on management's beliefs as well as on a number of assumptions concerning future events made by and information currently available to management. The audiences are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside AT&T's control, that could cause actual results to differ materially from such statements. For a more detailed description of the factors that could cause such a difference, please see AT&T's filings with the Securities and Exchange Commission. AT&T disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results of AT&T.

In connection with the proposed restructuring, AT&T will be filing proxy statements, tender offer statements and other materials with the Securities and Exchange Commission. Security holders are urged to read these materials when they become available because they will contain important information. Investors and security holders may obtain a free copy of these materials when they become available as well as other materials filed with the Securities and Exchange Commission concerning AT&T at the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials and other documents may be obtained for free from AT&T by directing a request to AT&T at 295 North Maple Ave., Basking Ridge, NJ 07920; Attn: Investor Relations.

Summary Terms of Exchange Offer

Amount:	Up to $10 billion
Exchange Ratio:	1.176 shares of AWE per validly tendered share of T - 503.0 million AWE shares offered - Up to 427.7 million T shares accepted
Expiration Date:	May 25, 2001
Dealer Manager:	Credit Suisse First Boston
Marketing Manager:	Lehman Brothers

AT&T Corp: Four Leading Businesses

Broadband

- Video
- Data
- Telephony
- Video-On-Demand
- Interactive





Business

- Data
- IP/Web Hosting
- Solutions
- Local
- Global
- LD Voice



Wireless

- Mobile
- Data
- International
- Fixed



Consumer

- LD Voice
- WorldNet
- Transactional
- All-distance
- DSL Opportunity



AT&T Corp. Q1 Earnings Recap

- Revenues: $16.8 billion or 2.0% growth(1)
  - Led by growth in Wireless and Broadband revenues
  - Partially offset by the decline in Business and Consumer
- EBITDA: $4.7 billion or 9.2% growth(1)
  - Led by Wireless EBITDA growth, driven by the mobility business
  - Offset by 20% EBITDA decline from Consumer
- EPS: $0.06 per share(2)

(1) Growth is based on 1Q01 compared to 1Q00
(2) Earnings per share excluding other income and asset impairment charges

AT&T Restructuring Plan


Today
AT&T
Business
Consumer
Broadband
AT&T
Wireless
Tracker
End State
AT&T
Business
AT&T
Consumer
Tracker
AT&T
Broadband
AT&T
Wireless

AT&T Wireless Group

Mobility



International



Fixed Wireless



Mobile Internet


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AT&T Wireless

On Track to Become an Independent Company

January
- Closed DoCoMo Investment

March
- Closed Credit Facility / Issued Senior Notes

Summer
- Complete Wireless Split and Conversion to Common Stock

2001

February
- Credit Ratings Finalized

Spring
- Exchange Offer

2H '01
- Sale $3.0 billion of AWE shares retained by AT&T

Post-Split Relationship With AT&T

- Brand license
  - Use of AT&T brand for 5-years, renewable by AWE for an additional 5 years
  - Royalty-free except for payment to AT&T for brand maintenance
- Market-based wholesale network / transport agreement
  - Five year term with purchase commitment based on '01 actual usage
  - Pricing subject to internal MFN and external market benchmarking
  - AT&T right to match third party offer for 80% of needs above base commitment until 2003
- Intellectual property
  - Maintain IP that AWE historically managed
  - Right to use AT&T IP
- Service agreements
  - Expect 6-18 month agreements to bridge transition period
  - Priced primarily at "cost" and may be terminated on 90 days' notice

Investment Highlights

- Established and rapidly growing subscriber base, revenue and EBITDA
- Strong management team with proven ability to execute
- Broad and diverse product line with integrated national operations
- Large and expanding footprint
- Rich spectrum portfolio with global mainstream technology path to 3G
- DoCoMo partnership and strong foundation to lead mobile data
- Investment grade credit ratings with financing for future growth in place

Dramatic U.S. Wireless Growth



300
250
200
150
100
50
0
Subscribers (M)
100%
80%
60%
40%
20%
0%
Penetration Rate
109
134
158
179
199
215
229
240
3
10
22
38
57
78
100
119
2000
2001E
2002E
2003E
2004E
2005E
2006E
2007E
Total Mobility Subs
Data Subs
Voice Penetration
Data Penetration

Avg. Industry Rev ($B)	$64	$77	$91	$104	$113	$127	$140	$149

Source: Wall Street estimates.

Positioning for Growth


2000
Future
Fixed Wireless
International
Mobile Data
Wireless Voice
Platform for Growth
Wireless Voice

Strategic Priorities

Wireless Voice	■ Grow in Top 100 U.S. Markets ‣ Extend the footprint ‣ Deepen penetration ‣ Ensure quality experience ‣ Improve profitability
Mobile Data	■ Lead in Mobile Data ‣ Introduce value added data services ‣ Implement technology path to 3G ‣ Build multimedia subsidiary
International	■ Focus International ‣ Create integrated North American footprint ‣ Offer global seamless services through alliances ‣ Manage portfolio of selective investments
Fixed Wireless	■ Prove Fixed Wireless ‣ Scale profitably ‣ Consider 3rd party financing alternatives

Extending the Footprint[a]

Recent Markets

Acquired
- Los Angeles
- Bay Area
- Houston
- San Diego
- Indianapolis
- SW Florida
- Hawaii (Big Island)

Launched
- Flint
- Nogales
- Omaha
- Lincoln
- Flagstaff
- Columbus
- Fairfield
- Wichita
- El Paso
- Albuquerque
- South Bend
- Toledo



POPs
1999
174M Covered POPs
2000
213M Covered POPs
1Q01
217M Covered POPs
2001+
59M POPs Opportunity
5M POPs Unlicensed
Consolidated
Partnerships and Affiliates

276M Total Licensed POPs

____
(a) Total U.S. population estimated 281M.

Diverse and Segmented Product Set


Usage Profile
Product Offerings
Segments
Corporate
Wireless Office Service
WorldView
Mobile Data
Anytime, Anywhere
Digital One Rate
WorldConnect
PocketNet
Regional User
Regional Advantage
Local User
Digital Advantage
Family/Group Plans
Casual User
Starter Plans
Enhanced Prepaid
Youth
Individual
High Usage Individual
Small Business
Large Business
New Product Offerings in 2000

Improved Product Distribution

Expanded Distribution

- **Added over 185 AT&T retail stores in the last 15 months for current total of 585**
- **More than doubled indirect outlets nationwide in 2000**
- **Accelerated on-line sales and activations**

2001E Channel Mix



Indirect
45%
Direct
55%

- **Increased focus on direct sales channels**

Our Direct Sales Channels Lower Cost of Acquisition, Reduce Churn And Increase Customer Satisfaction

AT&T Wireless

Growth in Subscribers


(000's)
Consolidated Net Adds
900
800
700
600
500
400
300
200
100
0
372
418
585
465
532
254
750
440
865
Q1
Q2
Q3
Q4
1999
2000
2001

AT&T Wireless

Delivering Total Revenue Growth



($ in millions)
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$3,212
$2,198
$1,563
$2,477
$1,878
$2,799
$2,049
$2,974
$2,137
Q1
Q2
Q3
Q4
1999
2000
2001

Delivering Mobility
EBITDA and Margin* Growth



($ in millions)
$750
$600
$450
$300
$150
14.9%
$204
21.6%
$431
26.9%
$788
20.6%
$347
24.5%
$550
22.5%
$421
20.8%
$522
11.9%
$226
14.5%
$381
Q1
Q2
Q3
Q4
1999
2000
2001

* Based on Service Revenue

AT&T Wireless

Strategic Priorities

Wireless Voice	■ Grow in top 100 U.S. Markets ▸ Extend the footprint ▸ Deepen penetration ▸ Ensure quality experience ▸ Improve profitability
Mobile Data	■ Lead in Mobile Data ▸ Introduce value added data services ▸ Implement technology path to 3G ▸ Build multimedia subsidiary
International	■ Focus International ▸ Create integrated North American footprint ▸ Offer global seamless services through alliances ▸ Manage portfolio of selective investments
Fixed Wireless	■ Prove Fixed Wireless ▸ Scale profitably ▸ Consider 3rd party financing alternatives

Strong Initial Mobile Data Products

AT&T Digital PocketNet

Industry leading, flat-rate, mobile packet data

- Over 600K subscribers as of 3/31/01
- Approximately 100 Content Provider Applications
- Almost 500 developer program members
- Over 40,000 Global WAP web sites

AT&T Two-Way SMS

Convenient two-way text messaging brought to the U.S.

- Introduced in 4Q 2000
- Pricing in March 2001
- Over 1 million messages transported daily
- Most future handsets will be 2-way SMS-capable


NOKIA
AT&T
SMS

AT&T Wireless

UMTS Expected To Become the Global Standard


Current Subscribers of 2G Carriers(a)
500
400
300
200
100
0
421 M
83 M
68 M
55 M
7 M
GSM
CDMA
TDMA
Japan
iDEN
Translates to
Subscribers of 2G Carriers Migrating to 3G
600
500
400
300
200
100
0
514 M
95
419
55 M
65 M
UMTS
CDMA 2000
Unkown
Committed (b)
Probable (c)

Source: Industry Analyst Estimates.

(a) Excludes analog subscribers.

(b) Committed = Current subscribers of carriers that have announced plans to migrate to a 3G technology.

(c) Probable = Estimate of current subscribers of carriers that will probably migrate to a 3G technology.

Enhanced Deployment Path to 3G


TDMA-CDPD, 19.2 kbps
GSM/GPRS, 115 kbps
EDGE, 384 kbps
UMTS, 2 mbps
2001
2002
2003
2004
Capacity Expansion
Initial Deployment

- **Single integrated network build**
- **Network platform backward compatible for users**

Deep Spectrum Portfolio*

- **Broad spectrum coverage concentrated in major markets**
  - **Licensed spectrum covers over 98% of U.S. population**
  - **Approximately 77% of U.S. population covered by 30+ MHz**
- **Sufficient spectrum to support 3G build out:**
  - **GSM/GPRS to EDGE in top 100 markets**
  - **GSM/GPRS to UMTS in over 85 of top 100 markets**

Deep Spectrum Position Provides Operating Flexibility and Paves the Way for Rapid 3G Deployment

*All numbers include spectrum held by entities in which we have a significant equity interest, including Alaska Native Wireless, LLC.

NTT DoCoMo Strategic Alliance


Enhanced financial position and flexibility
Consortium to develop and purchase handsets and equipment
AT&T Wireless
Strategic Alliance
NTT Do Co Mo
Mobile Multimedia subsidiary to encourage applications
Exclusive rights to i-mode technology in North America

Strategic Priorities

Wireless Voice	■ Grow in top 100 U.S. Markets ▸ Extend the footprint ▸ Deepen penetration ▸ Ensure quality experience ▸ Improve profitability
Mobile Data	■ Lead in Mobile Data ▸ Introduce value added data services ▸ Implement technology path to 3G ▸ Build multimedia subsidiary
International	■ Focus International ▸ Create integrated North American footprint ▸ Offer global seamless services through alliances ▸ Manage portfolio of selective investments
Fixed Wireless	■ Prove Fixed Wireless ▸ Scale profitably ▸ Consider 3rd party financing alternatives

International

- Create integrated North American footprint

AT&T Wireless   ROGERS Cantel

- Offer global seamless services through alliances

NTT DoCoMo   BT

- Manage portfolio of investments: approximately 2M proportional subs
  - Taiwan
  - India
  - Indonesia
  - Malaysia
  - Czech Republic
  - Slovakia
  - Canada

Strategic Priorities

Wireless Voice	■ Lead in top 100 U.S. Markets ▸ Extend the footprint ▸ Deepen penetration ▸ Ensure quality experience ▸ Improve profitability
Mobile Data	■ Lead in Mobile Data ▸ Introduce value added data services ▸ Implement technology path to 3G ▸ Build multimedia subsidiary
International	■ Focus International ▸ Create integrated North American footprint ▸ Offer global seamless services through alliances ▸ Manage portfolio of selective investments
Fixed Wireless	■ Prove Fixed Wireless ▸ Scale profitably ▸ Consider 3rd party financing alternatives

Fixed Wireless

Today

- First to provide consumer wireless broadband bundle
  - all-distance voice
  - high-speed data
- Proven technology
- Growing customer base



Subscribers
354
1,439
6,158
10,228
15,400
1Q00
2Q00
3Q00
4Q00
1Q01

2001

- Deploy Fixed Wireless on WCS spectrum (2.3 GHz)
- Launch 5-7 additional markets
- Scale profitably
- Consider financing alternatives

Financial Summary

Sound Financial Philosophy

- Access to capital markets a competitive priority
- Focus on profitable growth
- Commitment to investment grade ratings
- Capex and investments driven by ROI parameters
- Balanced approach to financing transactions
- Focused on re-investment to fund future growth

AT&T Wireless Income Statement

($ in billions)	1999	2000	2001E[(a)]	1Q01[(b)]
Total Revenue	**$7.6**	**$10.4**	**-**	**$3.2**
Mobility (Service)	*$6.8*	*$9.4*	*30% - 35% growth*	*$2.9*
Fixed Wireless	*$.000*	*$.002*	*~$.025 -$.030*	*$.002*
Total EBITDA	**$1.1**	**$1.6**	**-**	**$0.72**
Mobility	*$1.2*	*$1.8*	*~mid 60% growth*	*$0.79*
Fixed Wireless	*$(0.1)*	*$(0.2)*	*~$(0.3)*	*$(0.07)*

(a) Based on guidance provided on April 24, 2001.
(b) Unaudited.

AT&T Wireless

Capital Expenditures



($ in billions)
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
$2.5
$4.6(a)
$5.5
1999
2000
2001E
Mobility
Fixed Wireless

Note: Includes Capex for entire AT&T Wireless Group.
(a) Normalized for various acquisitions.

Pro Forma Capital Structure

($ in millions)	At December 31, 2000 Actual	Pro forma
Cash and cash equivalents	$62	$783
Note receivable from AT&T	-	6,447
Demand notes payable	$109	$109
Short-term debt due to AT&T	638	-
Long-term debt:		
Long-term debt due to AT&T	1,800	-
Senior notes	-	6,487
Total debt	$2,547	$6,596
Preferred stock held by AT&T	$3,000	-
Combined Attributed Net Assets	$21,877	$28,036
Total book capitalization	$27,424	$34,632

2001 Objectives

Mobility

- Expand consolidated subscribers by around 20% from a base of 15.2M
- Achieve 30%-35% service revenue growth
- Achieve mid-60% Operational EBITDA growth
- Launch GSM/GPRS for voice and data

Fixed Wireless / International

- Scale Fixed Wireless profitably
- Focus International investment

AT&T Wireless